Mail Stop 3561

Via Fax & U.S. Mail

Mr. Mark Tripp
Chief Financial Officer
7855 Haskell Avenue, Suite 200
Van Nuys, California 91406

      Re: **Easton-Bell Sports, Inc.**
              Form 10-K for the year ended December 30, 2006
              Filed April 9, 2007
              File No. 333-123927

Dear Mr. Tripp:

We have reviewed your response letter dated August 6, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 30, 2006

Item 7A. Quantitative & Qualitative Disclosure About Market Risk, page 36

1. We note from your response to our prior comment 3 that a hypothetical 10% weakening of the US dollar relative to other currencies would not materially adversely effect expected first quarter 2007 earnings or cash flows. However, we continue to believe that if your foreign exchange risk is material, you should revise this section in future filings to discuss the risk using one of the three presentation alternatives outlined in Item 305 of Regulation S-K. Please confirm that you will comply with the requirements in Item 305 of Regulation S-K to the extent you determine the risk to be material or alternatively, you will disclose in Item 7A that you do not believe foreign exchange is a material market risk.

Note 2. Acquisitions

2. We note from your response to our prior comment 10 that the useful life for the intangible asset represented by customer relationships acquired in the Easton transaction was derived by analyzing the historical annual customer turnover specific to the business. Please provide us with details of the historical annual customer turnover specific to Easton including an explanation of how this historical experience supports a 20 year useful life for customers acquired in the Easton acquisition. Also, please explain to us why you believe this is the only factor that should be used in the analysis of the useful life, or alternatively, include any other assumptions or factors used in your analysis.

3. We note from your response to our prior comment 11 that you have provided us the reasons for the acquisition of Easton and the factors that contributed to a purchase price that resulted in goodwill. Please confirm that you will include these disclosures in future filings. See paragraph 51b of SFAS No. 141.

Note 12. Stock Based Employee Compensation, page 63

4. We note from your response to our prior comment 15 that the cancellation of 13,988,442 unvested Class B Common Units and granting of an equal number of units with different vesting periods was accounted for as a modification of an award and $306,000 was recorded as an expense in 2006. Please clarify for us if this $306,000 is included in the total $3,097,000 stock compensation expense disclosed in Note 12. If it is not part of that amount, please tell us where it has been recorded on the statement of operations.

5. We note from your response to our prior comment 18 that the option to require the Company to repurchase the Class B Units is contingent on the occurrence of any one of three triggering events, one of which is that the employee elects to terminate for good reason. You further disclose that you relied upon the guidance of FSP FAS 123(R)-4 and because you considered the occurrence of the triggering events as not probable at December 31, 2006, you have classified the Class B Units subject to repurchase as equity. Please note that FSP FAS 123(R)-4 amends paragraph 32 of SFAS 123(R) to state that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is <u>outside the employee's control</u> does not meet the condition to be classified as a liability until it becomes probable the event will occur. Based on the triggering events disclosed in your notes, we believe that the triggering event related to the employee electing to terminate for good reason <u>is within the control of the employee</u> and therefore would not be included in the exception to paragraph 32 of SFAS NO. 123(R) as discussed in FSP FAS 123(R)-4.   Therefore, we believe that under the guidance in paragraph 32 of SFAS No. 123(R), you would be required to classify the Class B Units as liabilities. Please revise accordingly.

6. Also, we note from your response to our prior comment number 15 that the cancellation of 13,988,442 unvested Class B units and the issuance of an equal number of units with different vesting periods was accounted for as a modification of an award subsequent to the adoption of SFAS No.123R. We also note that you are recording the unrecognized original compensation cost over the time vesting period of the modified awards. Please explain why you did not re-measure the amount of compensation expense to be recognized in connection with the modified awards pursuant to paragraph 51 of SFAS No.123R.

Note 15. Quarterly Results of Operations

7. We note your response to our prior comment number 21. Please ensure that your upcoming Quarterly Reports on Form 10-Q for the quarters ended June 30, 2007 and September 30, 2007 include the reconciliations of previously reported amounts for the second and third quarters of 2006 with the revised amounts reflected in Note 15 to your Annual Report on Form 10-K. Refer to the requirements outlined in paragraph 25 and 26 of SFAS No.154 and Item 302(A)(2) of Regulation S-K.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief